QUARTA-RAD, INC.

1201 N. Orange St., Suite 700

Wilmington, DE 19801-1186

(201) 877-2002

May 15, 2016

VIA EDGAR AND

OVERNIGHT DELIVERY

Mr. Joseph McCann

Mr. Geoff Kruczek

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Quarta-Rad, Inc./Application For Withdrawal on Form RW for Registration Statement on Form S-l (File No. 333-183349)

Gentlemen:

On May 14, 2014, Quarta-Rad, Inc. a Delaware corporation (the “Company”), filed Registration Statement No. 333-183349 on Form S-l/A (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Commission has not declared effective the Registration Statement.

On April 7, 2014, the Commission ordered the Company’s registration statement, originally filed on August 15, 2014, on Form S-l abandoned (the “Order”). Therefore, the Company requests withdrawal of the Registration Statement due to the Commission’s Order and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company will undertake to file a new registration statement on Form S-1.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Michael T. Connette, Esq., of the Law Offices of Michael T. Connette at (714) 927-7217 or Donald P. Hateley, Esq., at Hateley & Hampton at (310) 576-4758.

Sincerely,

QUARTA-RAD, INC.

By:	/s/ Victor Shvetsky
Name:	Victor Shvetsky
Its:	Chief Executive Officer